Santander
Tu banco

Banco Santander Chile
2Q23 Results

August 4, 2023


Santander

Santander

Important information

Banco Santander Chile caution that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2022 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. All figures presented are in nominal terms. Historical figures are not adjusted by inflation. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Agenda

1| Macro Update
2| Chile First: Strategy 2023-2026
3| Balance sheet and results
4| Conclusions
5| Annexes


Santander

Macro update

Soft landing 2023


GDP growth
Annual growth %
0.8
-6.0
11.7
2.4
-1.0
2.0
2019
2020
2021
2022
2023 (f)
2024 (f)


Inflation
UF inflation, annual variation, %
2.7
2.7
6.6
13.3
4.3
3.0
2019
2020
2021
2022
2023 (f)
2024 (f)


Monetary Policy Rate
%, eop
1.75
0.5
4.0
11.25
7.25
4.25
2019
2020
2021
2022
2023 (f)
2024 (f)


Fiscal debt
% GDP
28.3
32.5
36.3
35.1
40.0
42.0
2019
2020
2021
2022
2023 (f)
2024 (f)

Source: Central Bank of Chile and Santander estimates

Update on proposed regulations

Fiscal pact	Includes income tax changes, greater fiscal oversight and transparency, and measures to support productivity and economic growth.
Pension reform	Bill is under discussion in Congress.
Constitution	New constitutional assembly. Exit referendum in December 2023.
White-Collar Crime	Law approved to toughen punishment for economic crimes and crimes against the environment
Data protection	Final discussion on a new framework for data protection
Consolidated debt registry	Registry with positive and negative credit information from financial institutions

Chile First: Strategy 2023-2026

Our strategic pillars

A Digital Bank with Work/Cafés...

...based on state of the art technology and processes and collaborators centered on the customer.

Specialization and added value for companies...

...with a differential value-added service and offer for transactional products, FX and advisory.

Sustained generation of new business opportunities...

...encouraging competition, looking for growth and leading the market in sustainable finance.

An organization that is agile, collaborative and high performance...

...the best place to work in Chile, attracting, developing and retaining exceptional people based on merit.

A Digital Bank with Work/Cafés


Santander
life

- Digital products for the non-bankerized populations que seek to part of the bank, receiving merits for the positive financial behaviours (through loans and savings).


MÁS LUCAS

- The first 100% digital sight and savings accounts for the mass market. Launched in March 2023.


Work/Café
Expresso

- Consolidating cash services into the Work/Café Expresso.
- New transaction centers, removing tellers and replacing traditional branches.
- Private spaces for cashier interactions and self-service technology, in a Work/Café environment.
- Greater efficiency in the management of cash.
- Less waiting times.
- Improved customer experience NPS score of 96.

DIGITAL CLIENTS


1,076,937
1,979,248
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23

2 million digital clients

All served by our Branch network, with 80 Work/Cafés, including 4 Work/Café Expressos, and representing 31% of our total network

Digital initiatives and Work/Café boost productivity indicators

BRANCHES


-16%
310
25
8
69
208
260
18
4
80
158
Jun-22
Jun-23
Tradicional
Workcafe
Select
Other

- Includes:
- 4 Work/Café Expresso
- 1 Work/Café Startup

31% Cashless
Of our branch network

PRODUCTIVITY PER BRANCH

Volume[1] per branch(Ch$ million)


+22.3%
212,423
259,718
6M22
6M23

PRODUCTIVITY PER EMPLOYEE

Volumen[1] per employee (Ch$ million)


+6.8%
6,902
7,370
6M22
6M23

Work Café
Santander

COMUNIDAD



- Market with more than 7,000 stores
- Job Search Facilities
- Work/Café School
- Business tools: website design.
- Informative talks
- No ATMs; no cash
- 3 x 1 staff vs. front ratio

1. Volume= total loans + total deposits

Specialization and added value for companies


Cuenta Pyme
life

- For small and médium sized companies that want a current account for their business.

TU EMPRESA EN UN DÍA — *Associated with a government program where anyone can open their own company in one day.*


Getnet
By Santander

- Acquiring network that uses the four-part model to operate, offering an integrated payments solution to businesses.
- Focus on the development of companies of different sizes and improving the customer experience.
- More than 219,000 POS

SME CLIENTS: TOTAL AND ACTIVE


Total clients
Active clients
357,550
197,553
Jan-21
Jun-21
Nov-21
Apr-22
Sep-22
Feb-23

NUMBER OF BUSINESS CURRENT ACCOUNTS


309,512
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22

NUMBER OF SME GETNET CLIENTS


157,284
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22
May-22
Jul-22
Sep-22
Nov-22
Jan-23
Mar-23
May-23

+17%
YoY Total SME clients

+13%
YoY Active SME clients

+31%
YoY Business Current accounts

+83%
YoY SMES Getnet clients

An organization that is agile, collaborative and high performance...

Our cost structure means that it costs us less to serve our clients


Recurrence[1]
%
Worst in class,
27.9%
Santander
Best in class (Santander),
59.9%
System, 43.4%

Our fees generated by our customers now cover almost 60% of our expenses.


Cost to assets[1]
%
Santander
Best in class (Santander),
1.1%
Worst in class,
1.9%
System, 1.5%

Our costs represent only 1.1% of our assets
The operating cost to serve and maintain our loans is 2.3%


Cost per branch[1]
$ million per branch
Santander
Best in class (Santander), 3,144
Worst in class,
5,959
System, 4,206


Cost per Current accounts[1]
$ million per current account
Santander
Best in class (Santander), 0.4
Worst in class,
1.6
System, 0.8

1. Recurrence: Fees annualized / total expenses annualized. Costs/ assets: Total expenses annualized / Total assets. Cost/Branch: total expenses annualized / total number of branches. Cost/current accounts: total expenses annualized/ number of current accounts. Source: CMF Chile, as of May 2023 or latest information available. Best and worst in class amongst our peer group (Banco de Chile, Banco Estado, Scotiabank, BCI)

Leading our peers in NPS

NET PROMOTER SCORE (NPS)[1]


Santander
BCI
Chile
Peers*
Dec-20
Mar 21
Jun 21
Sep 21
Dec-21
Mar 22
Jun 22
Sep 22
Dec-22
Mar-23
Jun-23

Best Bank in Chile by Euromoney

72 points Life

69 points App

70 points Website

68 points Contact Center

Source: Study by Activa for Santander with a scope of 60,000 surveys to our own clients and over 1,200 surveys to each competitor's clients. Measures the Net Global Satisfaction and Net Promoter Score in three main aspects: service quality, product quality, and brand image. % of clients that value with grade 9 and 10 subtracted by clients that value with grade 1 through 6. Audited by an external provider. *Peer group: BCI, Banco de Chile, Banco Estado, Itau, Scotiabank

Meeting our Responsible Banking goals

Santander Chile	2020	2021	2022	Progress in 2023	Goal 2025
1. Among the best top 10 companies to work for in Chile (#)	GPTW #1	Top Employer	Top Employer	Top Employer	Top Employer
2. Women in managerial positions (%)	25 %	28 %	31 %	30.3%	30 %
3. Eliminate gender pay gap (%)	3.1 %	2.5 %	2.4 %	2.1%	0 %
4. People financially empowered (k)[1]	921.8	1,693.3	2,716.0	2,720.4	4,000
5. Green financing (US$ million)[1]		47	230	383	-
6. Renewable energy(%)	28 %	28 %	28 %	28%	100 %
7. Eliminate single-use plastics (% reached)	-	100 %	100 %	✓ 100 %	100 %
8. Scholarships, internships, entrepreneurship programs (#)[1]	4,087	9,663	15,881	✓ 15,932	13,541
9. Support people through our community contribution programs (k)[1]	172.2	281.2	394.4	430.4	493.9
10. Be Carbon neutral	✓ 100% since 2019				

1 Numbers accumulated since 2019

We are highly ranked in various ESG indexes

Dow Jones Sustainability Indexes

Including Chile, MILA, and Emerging Markets

#1 Among Chilean banks

FTSE4Good

Included in Emerging Latam and Emerging Global

MSCI


ESG
MSCI
ESG RATINGS
A
CCC
B
BB
BBB
A
AA
AAA


CLIMATE
MSCI
IMPLIED TEMPERATURE RISE 2.05°C

S&P IPSA ESG

SAM Now a Part of S&P Global

Included in S&P IPSA ESG index, with the **third greatest weight** in the index

SUSTAINALYTICS


15.0 Low Risk
Negligible
Low
Medium
High
Severe
0-10
10-20
20-30
30-40
40+

vigeo eiris


62
100

Advanced

Among Retail banks:

#3

Of 89 in the sector

Balance sheet and results

Segments performing strongly and ROE impacted by non-client revenues

YTD accumulated net contribution from segments

Ch$ million


+38.8%
545,641
757,487
6M22
6M23

Accumulated net income attributable to shareholders

Ch$ million


-49.6%
521,257
262,870
6M22
6M23

Book Value

Ch$ million


16.2%
3,588,420
4,168,518
+23% growth of TNAV per share + Dividend per share
Jun-22
Jun-23

Accumulated ROAE

%


28.7%
12.9%
Jun-22
Jun-23

Solid results from SCIB & Middle Market

Net contribution from SCIB

Ch$ bn	6M23	YoY
Net interest income	125.7	76.9%
Fees	25.1	54.1%
Financial trx	99.1	30.5%
Total income	**249.9**	**53.0%**
Provisions	2.4	-131.1%
Net op. profit	**252.2**	**62.0%**
Op. expenses	(45.1)	3.9%
Total contribution	**207.1**	**84.5%**

Net contribution from Middle Market

Ch$ bn	6M23	YoY
Net interest income	233.2	22.8%
Fees	32.3	7.1%
Financial trx	14.5	42.5%
Total income	**280.0**	**21.6%**
Provisions	(15.6)	-35.4%
Net op. profit	**264.5**	**28.3%**
Op. expenses	(52.2)	-0.1%
Total contribution	**212.3**	**38.0%**

Focus on non-lending activities drives profitability in these two segments

Retail banking results increase 21.0% YoY driven by the greater client base and more activity by our clients

Evolution of individual clients (thousands)[1]

% Var Jun 2023 / Jun 2022



+4.2%
1,889
1,969
Active
+1.3%
1,752
1,774
Digital

Evolution of SME clients (thousands)[1]

% Var Jun 2023/ Jun 2022



+12.7%
Active

Net contribution of retail banking

Ch$ bn	6M23	YoY
Net interest income	671.6	18.5%
Fees	191.1	29.3%
Financial trx	21.3	25.9%
Total income	**884.0**	**20.8%**
Provisions	(218.9)	57.4%
Net op. profit	**665.1**	**12.2%**
Op. expenses	(327.1)	4.5%
Total contribution	**338.0**	**21.0%**

1. Active clients: Clients with a minimum average balance and/or transactionality

Loan growth driven by SCIB and consumer


Total loans
+3.0%
Ch$bn
0.6%
38,232
38,924
38,872
39,118
39,362
Jun 22
Sep 22
Dec-22
Mar-23
Jun-23


Credit card loans
Ch$bn
1,417
1,378
1,049
1,079
1,280
1,544
1,596
Dec-18
Jun 19
Dec-19
Jun 20
Dec-20
Jun 21
Dec-21
Jun 22
Dec-22
Jun-23

Ch$ billion	6M23	YoY	QoQ
Individuals[1]	24,180	8.7%	1.6%
Consumer	5,412	6.1%	1.3%
Auto loans[2]	*890*	*6.4%*	*(0.6%)*
Credit cards	*1,596*	*14.8%*	*2.1%*
Mortgages	16,407	11.4%	2.4%
SMEs	3,556	(12.8%)	(0.6%)
Retail	**27,736**	**5.3%**	**1.3%**
Middle Market	**8,572**	**(5.6%)**	**0.2%**
Corporate (SCIB)	**2,903**	**7.0%**	**(1.4%)**
Total[3]	**39,362**	**3.0%**	**0.6%**

2023: Focus on loan growth in all segments

Credit cards resume growth after strong contraction in 2020-2021

New Fogape program should reverse growth trends in SME lending

1. Includes other commercial loans to individuals. 2. Santander Consumer Finance, auto loans 3. Includes other non-segmented loans and interbank loans.

Full focus on reducing funding costs

Total deposits


+2.0%
+0.3%
Ch$bn
28,032
27,040
27,619
28,289
27,065
Jun 22
Sept 22
Dec-22
Mar-23
Jun-23

Ch$ billion	6M23	YoY	QoQ
Demand deposits	13,272	(15.6%)	(3.9%)
Time deposits	14,892	25.2%	4.4%
Total deposits	**28,164**	**2.0%**	**0.3%**
Mutual funds	8,946	11.7%	5.0%
Bonds	9,961	7.0%	2.6%
LCR[2]	175.8%		
NSFR[2]	109.4%		

Nominal Yield Curve

%, annualized, 30/06/2023


11.3%
10.7%
10.0%
8.6%
5.8%
5.2%
30d
90d
180d
1y
3y
5y

Market share of demand deposits[3]


19.9%
21.7%
May-22
May-23

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management, a subsidiary of SAM Investment Holdings Limited. 2. LCR and NSFR calculated following the new local Chilean models 3. Source: CMF as of May 2023, excludes demand deposits of competitors in subsidiaries abroad.

YTD NIM of 2.1% as inflation decelerates. Client NIM's improving

Quarterly NIM[1] & Inflation


4.5%
3.5%
1.0%
3.4%
3.0%
-0.4%
3.4%
2.2%
-1.2%
4.1%
2.2%
-1.9%
4.1%
2.0%
-2.1%
2Q22
3Q22
4Q22
1Q23
2Q23
NIM (1)
Client NIM (2)
Non-Client NIM (3)

	2Q	3Q	4Q	1Q	2Q
UF	4.3	3.5	2.5	1.3	1.4
Average MPR.	7.95	9.90	11.25	11.25	11.25

Net interest income

Ch$ billion	6M23	YoY	QoQ
Retail	672	18.5%	3.2%
Middle market	233	22.8%	(1.9%)
SCIB	126	76.9%	1.1%
Other (Non-client NII)	(500)	--%	13.7%
Net income from interest and readjustments	**531**	**(44.5%)**	**(8.2%)**
Avg. Int. earning assets	50.121	7,0%	2,1%
Average loans	39.158	5,3%	0.7%
Int. earning asset yield[4]	8.8%	+83bp	+26bp
Cost of funds[5]	7.1%	+308bp	+45bp
NIM YTD	**2,1%**	**+212bp**	**-23bp**

2.3%
Total NIM for 2023

Base case:
Inflation UF: 4.3%
Avg. MPR: 10.3%

Sensitivity:
Inflation ~+15bp for every +100bp (and vice-versa)
MPR ~-30bp for every +100bp in 12M period (and vice versa)

1. Annualized Net interest income divided by average interest earning assets (IEA).2. NII from business segments divided by IEA 3. Non client NIM = Total NIM minus Client NIM 4.Annualized gross interest income divided by average interest earning assets. 5. Annualized interest expense divided by sum of average interest bearing liabilities, including non-interest bearing demand deposits

Asset quality levels should gradually return to pre-pandemic levels

NPLs, Impaired and coverage of NPLs


NPL(1)
Impaired (2)
Coverage ratio (3)
130% 135% 136% 154% 198% 227% 261% 252% 259% 270% 279% 228% 200% 185% 185% 165%
5.8% 5.9% 5.7% 5.3% 5.3% 5.2% 5.1% 4.9% 4.7% 4.5% 4.5% 4.7% 4.4% 4.8% 5.1% 5.4%
2.0% 2.1% 2.0% 1.9% 1.6% 1.4% 1.3% 1.3% 1.2% 1.2% 1.2% 1.5% 1.7% 1.8% 1.9% 2.1%
Sept/19 Dec/19 Mar/20 Jun/20 Sept/20 Dec/20 Mar/21 Jun/21 Sept/21 Dec/21 Mar/22 Jun/22 Sept/22 Dec/22 Mar/23 Jun/23

1. 90 days or more NPLs. 2. NPLs + restructured loans. 3. Loan loss reserves over NPLs, includes total additional provisions for Ch$293 bn.

Cost of Credit at 1.19% YTD, in line with guidance

Quarterly cost of risk[1,2]


%
0.97%
0.95%
0.58%
1.20%
1.17%
1.19%
2Q22
3Q22
4Q22
1Q23
2Q23
Cost of risk
Adjusted cost of risk

Provisions

Ch$ billion	6M23	YoY	QoQ
Gross provisions and write-offs	(278.2)	33.9%	(68.9%)
Recoveries	46.6	3.0%	(71.0%)
Provisions	**(231.6)**	**42.4%**	**(68.3%)**
Cost of risk(YTD)	**1.19%**		

1. Cost of risk: Quarterly provision expense annualized divided by average loans. 2. Adjusted cost of risk: Quarterly provision expense without additional provisions, annualized and divided by average loans.

Digital platforms drives client growth and fees

Fees and Financial Transactions


Ch$bn
+61.0%
+6.6%
137.2
168.5
165.2
207.3
220.9
42.4
61.5
56.9
77.4
85.0
94.8
107.0
108.3
129.9
135.9
2Q22
3Q22
4Q22
1Q23
2Q23
Fees
Financial Transactions

New interchange fee regulation to start by year end. Estimated negative gross impact in 2024 is Ch$ 25bn and in 2025 Ch$47 bn

Fees

Ch$ billion	6M23	YoY	QoQ
Card fees	63.0	30.7%	(14.0%)
Getnet	21.2	130.9%	7.3%
Asset management	29.0	6.7%	2.4%
Collection fees	31.9	27.9%	4.9%
Insurance brokerage	17.8	2.2%	(9.1%)
Checking accounts	29.1	20.9%	5.3%
Guarantees, cont. op.	30.8	15.5%	(9.5%)
Others	64.4	172.8%	42.3%
Total	**265.9**	**38.5%**	**4.6%**

Financial transactions

Ch$ billion	6M23	YoY	QoQ
Client	128.1	22.9%	(22.1%)
Non-Client	34.1	--%	446.5%
Total	**162.2**	**63.5%**	**9.9%**

Costs growing below inflation


Operating expenses
Ch$bn
-13.0%
+2.0%
255
251
236
217
222
2Q22
3Q22
4Q22
1Q23
2Q23

	2Q	3Q	4Q	1Q	2Q
Efficiency	38.0%	46.2%	52.4%	44.4%	46.3%

Ch$ billion	6M23	YoY	QoQ
Personnel expenses	211.1	1.1%	17.2%
Administrative expenses	149.4	3.7%	(6.7%)
Investment amortization	71.0	10.8%	(3.1%)
Other operating expenses	7.5	(87.0%)	(89.7%)
Operating expenses[1]	**439.0**	**(7.5%)**	**2.0%**
Efficiency ratio[2]	45.4%	+748bp	+190bp
Costs/assets	1.3%	+1,2bp	+2bp

US$260 million investment plan for the years 2023-2025

1. Operating expenses including impairment and other operating expenses. 2. Efficiency ratio: operating expenses including impairment and other operating expenses/ financial margin + fees+ financial transactions and net other operating income

Solid capital levels with CET1 ratio at 11.0% & BIS ratio at 17.5%

Core capital & BIS ratio


16,2%
17,5%
12.5% including buffers
9.0% Fully Loaded min. requirement in 2025[1]
2.6%
2.1%
9.6%
11.0%
Jun-22 Phase-in
Jun-23 Phase-in
Core capital
AT1
Tier 2

Current Phase-in of Basel III

	Dec-22	Dec-23	May-24	Dec-24	Dec-25
Minimum from Banking Law	4.5%	4.5%	4.5%	4.5%	4.5%
D-SIB	0.38%	0.75%	0.75%	1.13%	1.5%
Minimum CET1	**4.88%**	**5.25%**	**5.25%**	**5.63%**	**6.00%**
Conservation buffer	1.25%	1.88%	1.88%	2.5%	2.5%
Countercyclical buffer	0.0%	0.0%	0.5%	0.5%	0.5%
Min. CET1 + Buffers	**6.1%**	**7.1%**	**7.6%**	**8.6%**	**9.0%**
Pillar II (CET1, AT1 and Tier 2)	0.0%	0.0%	0.0%	0.0%	0.0%

Chilean capital requirements


CET1 requirements
CET1 Buffer requirements
Additional Capital
4.5%
Up to 3.5%
2.5%
0- 2.5%
0%-4.0%
1.5%
2.0%
CET1
D-SIB
Conservation buffer
Counter cyclical
Pillar 2
AT1
Tier 2

1. Includes systemic charge of 1.5% (Level II), and Pillar 2 of 0% according to current CMF requirements and regulatory phase-in of CET1 and RWAs.

Conclusions

Guidance

2023 guidance:

- Macro assumptions: GDP: -1.0% / UF inflation: 4.3% / Avg. MPR: 10.3%
- Mid-single digit loan growth
- Business segment results & margins growing strongly
- Tighter margins due to delay in reduction of MPR. NIM of ~2.3% with robust client NIMs
- Non-NII growing ~20% led by greater product usage & growth of client base
- Slight uptick in CoR: 1.1%-1.2%
- Negative growth of total costs. Large improvements in productivity

2023 ROE: ~15% with updated inflation and MPR scenarios

LT ROE expectations unaltered: 17%-19%

Santander

Annexes

	Jun-23	Dec-22	Jun-23/Dec-22
Assets	Ch$ Million		% Chg.
Cash and deposits in banks	2,342,891	1,982,942	18.2%
Cash items in process of collection	860,177	843,816	1.9%
Financial assets for trading at fair value through earnings	10,729,094	11,827,007	(9.3%)
Financial derivative contracts	*10,603,105*	*11,672,960*	*(9.2%)*
Financial debt instruments	*125,989*	*154,046*	*(18.2%)*
Financial assets at fair value through other comprehensive income	6,975,961	6,023,039	15.8%
Financial debt instruments	*6,853,341*	*5,880,733*	16.5%
Other financial instruments	*122,620*	*142,306*	(13.8%)
Financial derivative contracts for hedge accounting	391,908	477,762	(18.0%)
Financial assets at amortized cost	42,933,416	42,560,431	0.9%
Investments under resale agreements	-	-	--%
Financial debt instruments	4,784,584	4,867,591	(1.7%)
Interbank loans, net	*25,790*	*32,955*	(21.7%)
Loans and account receivables from customers- Commercial	*16,749,984*	*17,684,589*	(5.3%)
Loans and account receivables from customers- Mortgage	*16,273,207*	*15,729,010*	3.5%
Loans and account receivables from customers- Consumer	*5,099,851*	*5,282,812*	(3.5%)
Investments in associates and other companies	44,671	46,586	(4.1%)
Intangible assets	94,318	107,789	(12.5%)
Property, plant and equipment	184,618	189,364	(2.5%)
Assets with leasing rights	170,591	182,526	(6.5%)
Current taxes	41	315	(87.1%)
Deferred taxes	322,621	314,125	2.7%
Other assets	3,599,697	3,578,004	0.6%
Non-current assets and groups for sale	31,977	30,896	3.5%
TOTAL ASSETS	**68,681,981**	**68,164,603**	**0.8%**

	Jun-23	Dec-22	Jun-23/Dec-22
LIABILITIES	Ch$ Million		% Chg.
Cash items in process of being cleared	791,211	746,872	5.9%
Financial liabilities for trading at fair value through earnings	11,126,412	11,319,320	(1.7%)
Financial derivative contracts	*11,126,412*	*11,319,320*	*(1.7%)*
Financial derivative contracts for hedge accounting	3,065,761	2,788,794	9.9%
Financial liabilities at amortized cost	45,053,552	43,704,023	3.1%
Deposits and other demand liabilities	*13,806,513*	*14,086,226*	*(2.0%)*
Time deposits and other time liabilities	*14,265,830*	*12,978,790*	*9.9%*
Obligations under repurchase agreements	*456,418*	*315,355*	*44.7%*
Interbank borrowings	*8,795,417*	*8,864,765*	*(0.8%)*
Issued debt instruments	*7,415,774*	*7,165,893*	*3.5%*
Other financial liabilities	*313,600*	*292,995*	*7.0%*
Obligations for leasing contracts	132,939	137,089	(3.0%)
Financial instruments of issued regulatory capital	2,289,506	2,324,116	(1.5%)
Provisions for contingencies	122,918	172,826	(28.9%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	538,233	247,508	117.5%
Special provisions for credit risk	331,990	331,519	0.1%
Current taxes	98,597	112,481	(12.3%)
Deferred taxes	1	1	84.6%
Other liabilities	1,920,355	2,041,682	(5.9%)
TOTAL LIABILITIES	**65,471,476**	**63,926,231**	**2.4%**
EQUITY			
Capital	891,303	891,303	0.0%
Reserves	2,815,170	2,815,170	0.0%
Accumulated other comprehensive income	(220,237)	(167,147)	31.8%
Elements that will not be reclassified to earnings	518	597	(13.2%)
Elements that can be reclassified to earnings	(220,755)	(167,744)	31.6%
Retained earnings from prior years	836,990	28,339	2853.5%
Income from the period	135,683	808,651	(83.2%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	(538,233)	(247,508)	117.5%
Total Shareholders' Equity	**3,920,676**	4,128,808	(5.0%)
Non-controlling interest	113,615	109,564	3.7%
EQUITY	**4,034,291**	**4,238,372**	**(4.8%)**
TOTAL LIABILITIES AND EQUITY	**69,505,768**	**68,164,603**	**2.0%**

	Jun-23	Dec-22	Jun-23/Dec-22
	Ch$ Million		% Chg.
Interest income	1,872,235	1,177,532	59.0%
Interest expense	(1,572,313)	(824,396)	90.7%
Net interest income	**299,922**	**353,136**	**(15.1%)**
Readjustment income	326,601	682,943	(52.2%)
Readjustment expense	(95,531)	(78,527)	21.7%
Net readjustment income	**231,070**	**604,416**	**(61.8%)**
Net income from interest and readjustment	**530,993**	**957,551**	**(44.5%)**
Fee and commission income	414,852	346,064	19.9%
Fee and commission expense	(148,996)	(154,095)	(3.3%)
Net fee and commission income	**265,857**	**191,969**	**38.5%**
Financial assets not for trading	127,094	(58,613)	(316.8%)
Result from de recognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(35,382)	16,113	(319.6%)
Changes, readjustments and hedge accounting in foreign currency	70,626	141,756	(50.2%)
Net financial result	**162,338**	**99,256**	**63.6%**
Income from investments in associates and other companies	4,197	4,393	(4.5%)
Results from non-current assets and non-continued operations	2,195	(1,953)	(212.4%)
Other operating income	2,123	1,241	71.1%
Total operating income	**967,703**	**1,252,458**	**(22.7%)**
Personnel expenses	(211,141)	(208,797)	1.1%
Administrative expenses	(149,385)	(144,102)	3.7%
Depreciation and amortization	(70,979)	(64,083)	10.8%
Impairment of non-financial assets	-	-	--%
Other operating expenses	(7,463)	(57,534)	(87.0%)
Total operating expenses	**(438,969)**	**(474,516)**	**(7.5%)**
Operating results before credit losses	**528,734**	**777,942**	**(32.0%)**
Expense for provisions established for credit risk of loans at amortized cost	(277,209)	(202,695)	36.8%
Expense for special provisions for credit risk	65	(4,797)	(101.4%)
Recovery of written-off loans	46,618	45,246	3.0%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(1,061)	(356)	197.9%
Credit loss expenses	**(231,587)**	**(162,602)**	**42.4%**
Net income from ordinary activities before tax	**297,146**	**615,340**	**(51.7%)**
Income tax	(24,524)	(86,146)	(71.5%)
Consolidated income for the period	**272,623**	**529,194**	**(48.5%)**
Income attributable to shareholders	**262,870**	**521,257**	**(49.6%)**
Income attributable to non-controlling interest	9,753	7,937	22.9%

	2Q23	1Q23	2Q22	2Q23/2Q22	2Q23/1Q23
		Ch$ Million		% Chg.	
Interest income	948,735	923,500	662,085	43.3%	2.7%
Interest expense	(824,157)	(748,155)	(530,757)	55.3%	10.2%
Net interest income	**124,578**	**175,345**	**131,328**	**(5.1%)**	**(29.0%)**
Readjustment income	178,137	148,464	447,648	(60.2%)	20.0%
Readjustment expense	(48,603)	(46,928)	(48,891)	(0.6%)	3.6%
Net readjustment income	**129,534**	**101,537**	**398,758**	**(67.5%)**	**27.6%**
Net income from interest and readjustment	**254,111**	**276,881**	**530,086**	**(52.1%)**	**(8.2%)**
Fee and commission income	205,676	209,176	173,935	18.2%	(1.7%)
Fee and commission expense	(69,755)	(79,241)	(79,112)	(11.8%)	(12.0%)
Net fee and commission income	**135,921**	**129,935**	**94,823**	**43.3%**	**4.6%**
Financial assets not for trading	(6,147)	133,242	(76,319)	(91.9%)	(104.6%)
Result from de recognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	1,179	(36,561)	2,021	(41.7%)	(103.2%)
Changes, readjustments and hedge accounting in foreign currency	89,935	(19,309)	116,696	(22.9%)	(565.8%)
Net financial result	**84,967**	**77,371**	**42,398**	**100.4%**	**9.8%**
Income from investments in associates and other companies	2,655	1,542	3,033	(12.5%)	72.2%
Results from non-current assets and non-continued operations	(734)	2,929	(1,053)	(30.3%)	(125.1%)
Other operating income	1,579	544	1,020	54.8%	190.5%
Total operating income	**478,500**	**489,203**	**670,308**	**(28.6%)**	**(2.2%)**
Personnel expenses	(113,927)	(97,214)	(111,251)	2.4%	17.2%
Administrative expenses	(72,088)	(77,297)	(73,059)	(1.3%)	(6.7%)
Depreciation and amortization	(34,932)	(36,047)	(32,469)	7.6%	(3.1%)
Impairment of non-financial assets	-	-	-	--%	--%
Other operating expenses	(695)	(6,769)	(37,848)	(98.2%)	(89.7%)
Total operating expenses	**(221,641)**	**(217,327)**	**(254,627)**	**(13.0%)**	**2.0%**
Operating results before credit losses	**256,858**	**271,876**	**415,681**	**(38.2%)**	**(5.5%)**
Expense for provisions established for credit risk of loans at amortized cost	(145,170)	(132,039)	(116,081)	25.1%	9.9%
Expense for special provisions for credit risk	1,419	(1,354)	(1,879)	(175.5%)	(204.8%)
Recovery of written-off loans	26,305	20,314	27,146	(3.1%)	29.5%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	108	(1,169)	(341)	(131.7%)	(109.2%)
Credit loss expenses	**(117,339)**	**(114,249)**	**(91,155)**	**28.7%**	**2.7%**
Net income from ordinary activities before tax	**139,519**	**157,627**	**243539**	**(42.7%)**	**(11.5%)**
Income tax	(6,686)	(17,838)	(35,036)	(80.9%)	(62.5%)
Consolidated income for the period	**132,834**	**139,789**	**289,488**	**(54.1%)**	**(5.0%)**
Income attributable to shareholders	**127,187**	**135,683**	**285,514**	**(55.5%)**	**(6.3%)**
Income attributable to non-controlling interest	**5,647**	**4,106**	**3,974**	**42.1%**	**37.5%**

Rentabilidad y eficiencia	Jun-23	Jun-22	Variación pb
Margen Interés Neto (MIN) [1]	2,1%	4,1%	(197)
Recurrencia[2]	60,6%	40,5%	2.011
Ratio de eficiencia[3]	45,4%	37,9%	748
Retorno sobre patrimonio promedio[4]	12,9%	28,7%	(1.583)
Retorno sobre activos promedios[5]	0,8%	1,6%	(87)
Retorno sobre activos ponderados por riesgo (APR)[6]	1,4%	2,8%	(144)
Ratios de calidad de activo (%)	**Jun-23**	**Jun-22**	**Variación pb**
Ratio de morosidad[7]	2,1%	1,5%	67
Ratio de cobertura de morosidad[8]	165,0%	227,8%	(6.280)
Costo de crédito[9]	1,19%	0,87%	33
Indicadores de capital	**Jun-23**	**Dic-22**	**Variación**
Activos ponderados por riesgo	38.781.025	38.026.916	2,0%
Capital básico	4.247.994	4.212.916	0,8%
Patrimonio efectivo	6.792.358	6.759.047	0,5%
Ratio de capital básico[10]	11,0%	11,1%	(12)
Ratio de Tier I[11]	1,9%	2,1%	(11)
Ratio de Tier II[12]	4,6%	4,6%	(2)
Ratio BIS[13]	17,5%	17,8%	(26)
Clientes y canales de servicio (#)	**Jun-23**	**Jun-22**	**Variación %**
Clientes totales[14]	3.737.056	4.028.551	(7,2%)
Clientes activos	2.186.435	2.081.909	5,0%
Clientes leales[15]	835.886	815.627	2,5%
Clientes digitales[16]	1.979.248	1.964.191	0,8%
Sucursales	260	310	(16,1%)
Empleados	9.162	9.541	(4,0%)
Capitalización de mercado (YTD)	**Jun-23**	**Jun-22**	**Variación%**
Utilidad neta por acción ($)	1,39	2,77	(49,6%)
Utilidad neta por ADR (US$)	0,70	1,20	(41,9%)
Precio de acción ($/por acción)	37,94	37,05	2,4%
Precio de ADR (US$ por ADR)	18,85	16,29	15,7%
Capitalización de mercado (US$mn)	8.895	7.750	14,8%
Cantidad de acciones (millones)	188.446,1	188.446,1	--%
ADRs (1 ADR = 400 acciones) (millones)	471,1	471,1	--%